UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 FORM 12b-25 NOTIFICATION OF LATE FILING

(Check one):	☐ Form 10-K	☐ Form 20-F	☐ Form 11-K	☒ Form 10-Q	☐ Form 10-D
	☐ Form N-SAR	☐ Form N-CSR

	For Period Ended:	March 31, 2019
☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR
For the Transition Period Ended:

Read Instructions (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates: Not Applicable.

PART I — REGISTRANT INFORMATION

Egalet Corporation
Full Name of Registrant

Not Applicable
Former Name if Applicable

600 Lee Road, Suite 100
Address of Principal Executive Office (Street and Number)

Wayne, Pennsylvania 19087
City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense
☒	(b)

The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

As previously announced, on January 31, 2019, Egalet Corporation (the “Registrant”) emerged from Chapter 11 bankruptcy.  In connection with its emergence from Chapter 11 bankruptcy, the Registrant has adopted fresh start accounting as required by U.S. generally accepted accounting principles.  This accounting change will be reflected beginning in the Registrant’s Form 10-Q for the quarter ended March 31, 2019.  The Quarterly Report on Form 10-Q of the Registrant for the fiscal quarter ended March 31, 2019 (the “Quarterly Report”) could not be filed with the Securities and Exchange Commission (the “SEC”) within the prescribed time period without unreasonable effort or expense because the Registrant’s management and accounting teams (i) need additional time to complete the Registrant’s financial statements applying fresh start accounting and related disclosures and (ii) have devoted significant resources during the quarter ended March 31, 2019 to the Registrant’s emergence from Chapter 11 bankruptcy, including the closing of the transactions contemplated by the purchase agreement for the acquisition by the Registrant of certain assets of Iroko Pharmaceuticals, Inc.  The foregoing circumstances have delayed the preparation and review of the Quarterly Report.  The Registrant’s management and accounting teams are working diligently to complete the Quarterly Report and anticipate that the Quarterly Report will be filed on or before the fifth calendar day following its prescribed due date.

The Registrant will disclose certain, selected financial results for the period ended March 31, 2019 on a Current Report on Form 8-K to be filed with the Securities and Exchange Commission on May 16, 2019, and does not expect any material changes to such financial results to be reflected in the Quarterly Report when filed.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification
	Robert S. Radie	(610)	833-4200
	(Name)	(Area Code)	(Telephone Number)

(2)

Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

			☒ Yes ☐ No

(3)

Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

			☒ Yes ☐ No

	If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

As discussed in Part III, the Registrant has adopted and applied the relevant guidance with respect to the accounting and financial reporting for entities that have emerged from Chapter 11 bankruptcy proceedings, or fresh-start accounting. Accordingly, the Registrant’s results of operations after January 31, 2019, are not comparable to its results of operations prior to that date.

Egalet Corporation

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date:	May 15, 2019	By	/s/ Robert S. Radie
		Name:	Robert S. Radie
		Title:	President & Chief Executive Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION
Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).